February 1, 2012

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-3561

Attention: Ms. Loan Lauren P. Nguyen, Special Counsel

Re:	The Scotts Miracle-Gro Company

Registration Statement on Form S-4

Filed December 14, 2011

and Documents Incorporated by Reference

File No. 333-178473

Dear Ms. Nguyen:

Set forth below are the responses of The Scotts Miracle-Gro Company (the “Company”) to the comments received from the staff of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated January 10, 2012, regarding the Company’s Registration Statement on Form S-4, File No. 333-178473 (the “Form S-4”) filed on December 14, 2011. The numbering of the paragraphs in this letter corresponds to the numbering of the comments in the staff’s January 10th letter. For your convenience, each response is preceded by the staff’s comment to which the response relates.

Registration Statement on Form S-4

Exhibit 5.2

1.	Comment: Please have counsel revise Section C on the last page of the opinion to delete subsection (iii). Counsel may rely on officers’ certificates as to questions of fact.

  Response: We will have counsel revise Section C on the last page of the opinion to delete subsection (iii).

Ms. Loan Lauren P. Nguyen

U.S. Securities and Exchange Commission

Form 10-K for Fiscal Year Ended September 30, 2011

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations, page 31

2.	Comment: We note your discussion and analysis of costs of sales is limited to the context of gross profit at the consolidated level and to the context of segment income at the segment level, which does not address your cost of sales directly. We believe your consolidated gross profit and segment income disclosure should be supplemented with or, preferably, replaced by a discussion and analysis of costs of sales on a stand-alone basis (not in the context of gross profit or segment income). Further, we believe such disclosure should include separate quantification and discussion of changes in significant components of cost of sales that caused costs of sales to materially vary (or not vary when expected to). Additionally, the impacts of material variances in components of costs of sales that offset each other should be separately disclosed and quantified. In this regard, while you discuss certain factors to which changes are attributable, you do not quantify certain of these factors nor analyze the underlying business reasons for the changes. For example, you attribute the change in Global Consumer segment income, in part, to increased commodity costs, but you do not quantify this factor nor analyze the underlying reason for the change.

We believe your disclosures could be improved and made more user-friendly by:

•	increasing the use of tables to present dollar and percentage changes in accounts and margin rates, rather than including such information in narrative text form;

•	using tables to list, quantify, and sum all of the material individual factors to which changes in accounts are attributable;

•	refocusing the narrative text portion of the disclosure on analysis of the underlying business reasons for the individual factors in the tables above; and

•	ensuring that all material factors are quantified and analyzed.

Please provide us with a copy of your intended revised disclosure.

Response: We will expand the Results of Operations disclosure in our Management’s Discussion and Analysis of Financial Condition and Results of Operations in future quarterly and annual reports to include a stand-alone discussion and analysis of cost of sales, including separate quantification and discussion regarding changes in significant components of costs of sales from period to period. We will also include additional disclosures that quantify each

Ms. Loan Lauren P. Nguyen

U.S. Securities and Exchange Commission

key factor causing fluctuations in other financial statement line items and an analysis underlying the reasons for the change. A copy of our intended revised disclosure is attached hereto as Annex A (using for this purpose 2011 fiscal year results).

* * * *

The Company acknowledges the following:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at 937-644-7141.

Sincerely,

/s/ David C. Evans
David C. Evans, Chief Financial Officer and Executive Vice President, Strategy and Business Development

Annex A

Cost of Sales

The following table shows the major components of cost of sales for each of the three years ended September 30:

	2011	2010	2009
	(In millions)
Materials	$1,129.1	$1,103.4	$1,041.5
Manufacturing labor and overhead	354.8	354.0	346.8
Distribution and warehousing	263.6	296.7	300.9
Roundup® reimbursements	63.7	65.0	67.8

	1,811.2	1,819.1	1,757.0
Impairment, restructuring and other charges	18.3	—	—
Product registration and recall matters	3.2	3.0	11.7

	$1,832.7	$1,822.1	$1,768.7

Changes in cost of sales for fiscal 2011 and fiscal 2010 are outlined in the following table:

	2011	2010
	(In millions)
Foreign exchange rates	$18.2	$12.7
Material costs	21.0	(12.1)
Volume and product mix	(45.8)	64.3
Roundup® reimbursements	(1.3)	(2.8)

	(7.9)	62.1
Impairment, restructuring and other charges	18.3	—
Product registration and recall matters	0.2	(8.7)

Change in cost of sales	$10.6	$53.4

The decrease in cost of sales, excluding impairment, restructuring and other charges and product registration and recall matters, for fiscal 2011 was the result of the impact of the net sales decrease, partially offset by the impact of foreign exchange rates as a result of the weakening of the U.S. dollar relative to other currencies and increased material costs primarily related to wild bird food grains, diesel and gasoline.

The increase in cost of sales, excluding impairment, restructuring and other charges and product registration and recall matters, for fiscal 2010 was the result of the impact of the net sales increase and the impact of foreign exchange rates as a result of the weakening of the U.S. dollar relative to other currencies, partially offset by decreased material costs primarily related to fertilizer inputs.

Annex A

Gross Profit

As a percentage of net sales, our gross profit rates were 35.4%, 37.1%, and 35.6% for fiscal 2011, fiscal 2010 and fiscal 2009, respectively. Changes in gross profit rate for fiscal 2011 and fiscal 2010 are outlined in the following table:

	2011	2010
Pricing	0.4%	(0.4)%
Material costs	(0.5)	0.2
Product mix and volume:
Roundup® commissions	(0.3)	0.3
Corporate & Other	(0.6)	—
Global Consumer mix and volume	(0.3)	1.3

Total product mix and volume	(1.2)	1.6
Impairment, restructuring and other charges	(0.4)	—
Product registration and recall matters	—	0.1

Change in gross profit rate	(1.7)%	1.5%

The decrease in the gross profit rate, excluding impairment, restructuring and other charges and product registration and recall matters, for fiscal 2011 was driven by:

•

unfavorable product mix as a result of increased sales within Corporate & Other at reduced margin rates (including sales attributed to ICL supply agreements at zero margin), reduced Roundup® commissions and lower sales of high margin lawn care products;

•	increased material costs;

•	reduced leverage of fixed manufacturing and warehousing costs driven by lower volume within U.S. Consumer; and

•	partially offset by increased pricing, net of higher cost consumer promotional programs through our trade partners.

The increase in the gross profit rate, excluding impairment, restructuring and other charges and product registration and recall matters, for fiscal 2010 was driven by:

•	favorable product mix as a result of increased sales of high margin lawn care products and increased commissions on sales of Roundup® branded products;

•	lower average material costs and supply chain cost productivity initiatives; and

•	partially offset by net selling price decreases.